FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

MAG Silver Corp.

(SEC File No. 0-50437)

328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes     No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2004

        "George Young"

GEORGE S. YOUNG

President, CEO

FORM 6K - November 2004

MAG Silver Corp.

328-550 Burrard Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

NR 04-11
TSX-V: MAG	November 12, 2004

MAG SILVER ANNOUNCES STRONG GOLD INDICATIONS IN DRILLING
AT LAGARTOS NW AND THE ACQUISISION OF 12,000 HECTARES OF

NEW GROUND AT SIERRA RAMIREZ

MAG Silver Corp. (TSX-V:MAG) announces completion of the 1500 metre, Stage 1 drilling program at its Lagartos Project, 25 kilometres northwest of the Fresnillo District, Zacatecas, along the famous Fresnillo Trend. Drill targets are in areas of virtually-complete cover flanking a rhyolite flow-dome emplaced into structures related to the Fresnillo Trend. The rhyolites are affected by pervasive advanced argillic alteration and silicification. Drilling was targeted on coincident NSAMT geophysical, soil geochemical, and SWIR-detected (Short-Wave Infra-Red) alteration assemblages.

Hole 1 was drilled on the northwest side of the flow dome complex in an area with a strong NSAMT anomaly. Advanced argillic alteration in the top 25 metres of the hole was moderately strong and Hg in the upper 200 metres of the hole ranged from 100 to 5400 ppb. One intercept at 35 m depth returned 251 ppb Au. The deep anomaly proved to reflect a rhyolite dike rather than a vein.

In strong contrast, Hole 2 was drilled on the southern flank of the flow dome complex nearer the projection of the major regional NW-trending structure. The hole cut 65 m of pervasive advanced argillic alteration before entering 700 metres of pervasively silicified and variably pyritic (2-20% dispersed and veinlet pyrite) volcanic rocks. This zone is cut by numerous high-angle structures, some of which control variable argillic alteration and others that control partial to complete oxidation. One of these structures, at 235 metres depth, carries 1.3 g/T Au with 13 g/T Ag.  This zone is profoundly oxidized and recovery was only 50%. Three other 0.7 to 1.2 metre intervals over the next 100 metres carry 200-300 ppb Au. Results are not yet complete, but the silicified and argillically altered materials show a strong toxic metals response (Sb: 20-460 ppm; As: 300-7770 ppm; and Hg: 50-1180 ppb).

MAG President George Young said "All the signs are indicating that the Lagartos NW area is the high level manifestation of a potentially major epithermal system. We have traced a major regional structure 30 kilometres from the world's biggest silver mine into an area of nearly complete cover and hit strong indications of gold-silver mineralization on our second hole. Although we have a lot less exposure to work with than at Juanicipio and we don't have the benefit of drilling next-door, the alteration appears much stronger than at Juanicipio and the mineralization hit so far is much shallower. We have completed a detailed regional structural analysis and expect to use that to guide more NSAMT, SWIR, Biogeochem and drilling in the immediate future.

MAG is also pleased to report that reconnaissance examination of the Sierra Ramirez district reveals that the widespread high-grade Ag-Pb-Zn mineralization previously reported (See Press Release of August 30, 2004) extends well beyond their 4,443 hectare core claim into open ground. Based on these reconnaissance results, MAG has claimed 11,167 hectares of this adjacent open ground, including a vacated claim internal to their original holding. This brings their total holdings in the district to over 15,500 hectares. Additional district-scale sampling has been completed and assays are pending. These results will be compiled with existing data to evaluate district-scale metals ratio zoning patterns and generate targets for drilling in early 2005.

The exploration program at Sierra Ramirez forms a part of the $2,000,000 exploration program for 2004 previously approved by the MAG board of directors, which includes further drilling at Lagartos and drilling later in the fall at the Batopilas project; both described below.

Exploration Update

MAG is also pleased to provide below an update on activity on its other projects in Mexico.  Since inception in 2003, MAG has maintained a focus on projects in proven silver districts with potential in any conceivable silver-gold market including the current volatile markets.

Juanicipio Project, Zacatecas, Mexico: MAG's Phase 1 drilling verified that the mineralization common in the adjacent Fresnillo Mine continues into Juanicipio from the historic mining areas on at least four structures. Phase 2 targeted a structure not reached in Phase 1 due to drilling problems (Hole 8) and a structural intersection 800 metres west of the zone of Phase 1 intercepts (Hole 9). Hole 8 cut a strong fault zone 0.8 m wide running 1.3 g/T Au and 13 g/T Ag at 630 m downhole. Recovery was 65%. These results indicate that significant gold mineralization continues into this area, but has been disrupted by post-mineral faulting. The degree of faulting indicates that the principal target structure in this area has still not been reached. Hole 9 cut 18 narrow quartz and calcite veinlets between 600 and 725 m, one of which ran 106 g/T Ag. Note that neither of the Phase 2 holes were offsets of mineralized veins cut in Phase 1; MAG intends to focus Phase 3 exploration on these structures.

Don Fippi Project, Batopilas District, Chihuahua: The drill permitting process has been initiated and MAG is pleased to report that the local community gave unanimous approval of MAG's request for surface access. Drilling is slated to begin as soon as a suitable helicopter portable rig is available. Heavy rains in late October destroyed some of the access roads to the area further delaying progress.

Cinco de Mayo Project, Benito Juarez District, Chihuahua State: Heavy rains washed out roads leading to the property, so planned detailed geochemical sampling and geophysical surveys will be undertaken as soon as access roads are navigable. This will delay drilling until first quarter of 2005.

Guigui Project, Santa Eulalia District, Chihuahua: MAG continues to reexamine the results of its Phase 1 drilling program near the recently reactivated San Antonio Mine. MAG's Phase 1 Holes 5 and 6 both cut 40-100 m wide breccias laced with Ag-Pb-Zn sulfide stringers along the same structure which hosts the principal San Antonio orebody 1200 m north. A downhole BHUTM survey indicated a conductive anomaly adjacent to the drill holes.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of two projects, other than Juanicipio, whereby he may receive additional shares. Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com .

About MAG Silver Corp.

MAG Silver, based in Vancouver Canada, is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.          REPORTING ISSUER

MAG SILVER CORP.

800 - 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:  (604) 630-1399

Facsimile:  (604) 484-4710\

ITEM 2.         Date of Material Change: November 12, 2004

ITEM 3.         PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated November 12, 2004

ITEM 4.         SUMMARY OF MATERIAL CHANGE

MAG announces the completion of the 1500m, Stage 1 drilling program at its Lagartos Project, 25km northwest of the Fresnillo District, Zacatecas, along the Fresnillo Trend. MAG also reports that reconnaissance examination of the Sierra Ramirez district reveals that the widespread high-grade Ag-Pb-Zn mineralization previously reported extends well beyond their 4,443 hectare core claim into open ground. Based on these reconnaissance results, MAG has claimed 11,167 hectares of this adjacent open ground. This brings their total holdings in the district to over 15,500 hectares. Additional district-scale sampling has been completed and assays are pending.

ITEM 5.         FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated November 12, 2004.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.         OMITTED INFORMATION

N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: George Young, President Phone: (604) 630-1399

ITEM 9.          STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 15th day of November, 2004.

MAG Silver Corp.

"R. Michael Jones"

R. Michael Jones, Director

MAG Silver Corp.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	COLORADO OFFICE Suite 104 10 Inverness Drive East Englewood CO 80112	303 799 9015 phone 303 799 9017 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

The attached interim financial statements have not
been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Balance Sheets

	Sept. 30, 2004	Dec. 31, 2003
ASSETS

CURRENT
Cash and cash equivalents	$ 2,293,676	$ 4,795,822
Accounts receivable	489,211	259,501
Interest receivable	13,602	64,127
Prepaid expenses	18,357	8,750
TOTAL CURRENT ASSETS	2,814,846	5,128,200

MINERAL RIGHT ACQUISITION COSTS (Note 7)	3,094,409	1,314,678
DEFERRED EXPLORATION COSTS (Note 7)	3,953,705	2,057,542
EQUIPMENT & LEASEHOLDS (Note 3)	41,640	34,374
TOTAL ASSETS	$ 9,904,600	$ 8,534,794

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 103,019	$ 208,018
TOTAL LIABILITIES	103,019	208,018

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at Sept. 30, 2004
- 25,565,800 common shares (December 31, 2003
- 23,093,995)	11,453,087	9,504,984
Contributed surplus (Note 4 (b))	75,308	75,308
Deficit	(1,726,814)	(1,253,516)
TOTAL SHAREHOLDERS' EQUITY	9,801,581	8,326,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,904,600	$ 8,534,794

ON BEHALF OF THE BOARD:
"Dave Pearce" (signed)	"R. Michael Jones" (signed)
Dave Pearce, Director	R. Michael Jones, Director

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statement of Operations and Deficit

	For the 3-month period Ended Sept. 30		For the 9-month period Ended Sept. 30
	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (unaudited)

Expenses:

Accounting and Audit	20,937	$ 46,794	$ 78,643	$ 64,570
Amortization	2,578	(331)	7,735	807
Annual general meeting	145	0	40,119	3,681
Bank charges and Interest	873	750	2,649	14,965
Foreign Exchange (Gain) Loss	2,304	11,900	(58,266)	22,565
Office and Administration	26,889	28,820	90,860	55,808
Office Rent	4,500	4,500	13,500	11,750
Filing fees	7,807	1,447	25,332	35,374
Legal	7,328	41,818	67,954	79,844
Management and consulting fees	33,748	75,542	123,905	156,459
Shareholder Relations	20,178	23,162	78,443	39,692
Telephone	0	2,133	4,868	5,712
Transfer agent fees	1,966	8,225	13,671	12,986
Travel and Accommodation	2,162	43,282	46,342	81,761

Loss before other items	131,415	286,359	535,755	585,974

Other:
Recoveries	7,069	3,591	7,069	3,591
Interest	12,237	22,227	55,388	47,317

Loss for the period	$ (112,109)	$ (260,541)	$ (473,298)	$ (535,066)

Deficit, beginning of period	(1,614,705)	(690,502)	(1,253,516)	(415,977)

Deficit, end of period	$(1,726,814)	$ (951,043)	$ (1,726,814)	$ (951,043)

Basic and diluted loss per share	$0.005	$0.013	$0.020	$0.027

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

						Deficit
						accumulated
	Common shares		Special			during the	Total
	without par value		warrants		Contributed	exploration	shareholders'
	Shares	Amount	Shares	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	240,222
Net loss	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	(293,346)	96,876
Issued for cash			2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 5)	11,500,000	5,109,766	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	(2,400,000)	(375,000)	-	-	-
Agent's Administration shares	10,000	5,000					5,000
Finders' fee shares (Note 9)	500,000	250,000	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 9)	200,000	180,000	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	26,000
Stock options granted to consultants	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	$ 9,504,984	-	$ -	$ 75,308	$ (1,253,516)	$8,326,776
Issued to obtain mineral property
option rights	1,278,055	1,489,940	-	-	-	-	1,489,940
Warrants exercised	1,053,750	407,363	-	-	-	-	407,363
Stock options exercised	140,000	50,800	-	-	-	-	50,800
Net loss	-	-	-	-	-	(473,298)	(473,298)
Balance, September 30, 2004	25,565,800	$ 11,453,087	-	$ -	$ 75,308	$ (1,726,814)	$9,801,581

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Cash Flows

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Loss for the period	$ (112,109)	$ (260,541)	$ (473,298)	$ (535,066)
Items not involving cash:
Amortization	2,578	(331)	7,735	807
Non-cash compensation expense	-	33,908	-	75,308
Changes in operating assets and liabilities
Accounts receivable	(43,760)	(109,072)	(229,710)	(189,170)
Interest receivable	(1,302)	(19,345)	50,525	(38,256)
Prepaid expenses	(16,774)	(12,500)	(9,607)	(12,500)
Accounts payable and accrued liabilities	(298,527)	8,467	(104,999)	67,952
	(469,894)	(359,414)	(759,354)	(630,925)

INVESTING ACTIVITIES
Purchase of equipment & leasehold improvements	(15,000)	4,000	(15,000)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 9)	-	-	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 9)	-	(350,000)	-	(350,000)
Mineral rights	(180,089)	(5,906)	(289,792)	(142,725)
Deferred exploration costs	(537,329)	(853,370)	(1,896,163)	(1,356,351)
	(732,418)	(1,205,276)	(2,200,955)	(1,856,576)

FINANCING ACTIVITIES
Issue of share capital	130,000	1,553,930	458,163	6,722,796
Deferred financing costs	-	-	-	-
Proceeds on short-term loan	-	-	-	150,000
Repayment of short-term loan	-	-	-	(150,000)
	130,000	1,553,930	458,163	6,722,796

INCREASE (DECREASE) IN CASH	(1,072,312)	(10,760)	(2,502,146)	4,235,195
CASH, BEGINNING OF PERIOD	3,365,988	4,413,331	4,795,822	167,276
CASH, END OF PERIOD	$ 2,293,676	$ 4,402,571	$ 2,293,676	$ 4,402,571

Income taxes paid	$ -	$ -	$ -	$ -
Interest paid	$ -	$ 12,500	$ -	$ 12,500

Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 10)	$ -	$ -	$ -	$ 250,000
Issue of shares in exchange for mineral property
option rights	$ 609,473	$ -	$ 1,489,940	$ 100,000
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 10)	$ -	$ 180,000	$ -	$ 180,000

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

I.

NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and was classified as a Venture Capital Pool Company as defined in the former Vancouver Stock Exchange (the "Exchange") Policy 30. The Company's shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company was originally required to complete its Qualifying Transaction within 18 months of listing on the Exchange. This deadline was extended and subsequently the Qualifying Transaction was approved and completed on April 15, 2003 (Note 4 (a)).

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP").

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 9 (b)). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those reported.

(c)

Financial instruments and foreign exchange risk

The Company's financial assets and liabilities are cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company has significant operations outside of Canada which are subject to these foreign exchange risks. The Company does not use derivative instruments to reduce its exposure to this foreign exchange risk.

(d)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

The Company is in the process of exploring mineral properties and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and, ultimately, upon future profitable production.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062. CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment. Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment. Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above. A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life. Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting. If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $601,000 lower at December 31, 2003 (2002 - $Nil) and Amortization expense would have been $601,000 higher for the year ended December 31, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to December 31, 2003 - $601,000).

(e)

Equipment

Equipment is recorded at cost. Depreciation is provided on a straight-line basis to amortize the costs over a five year term.

(f)

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured based on substantially enacted tax rates. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

(g)

Stock-based compensation

All stock-based awards made to non-employees are measured and recognized using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(i)

Loss per share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

3.

EQUIPMENT

	September 30,			December 31,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Leasehold Improvements	$ 15,000	$ -	$ 15,000	$ -

Computer equipment	11,423	$3,555	$ 7,868	$ 10,152
and software
Field equipment	24,812	6,040	18,772	24,222
	$ 51,235	$ 9,595	$ 41,640	$ 34,374

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

4.

SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related disbursements totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 5). The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Quarter ended	Average	Year ended	Average
	Sept. 30,	Exercise	December 31,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	1,170,000	$ 0.52	280,000	$ 0.20
Activity during the year
Options granted	-	-	990,000	0.58
Options exercised	(140,000)	0.36	(100,000)	0.26
Balance outstanding,
end of year	1,030,000	$ 0.54	1,170,000	$ 0.52

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes options outstanding and exercisable at Sept. 30, 2004:

Options Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding and Exercisable at June30, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.20	100,000	0.55	$0.20
0.50	575,000	3.53	0.50
0.70	355,000	3.75	0.70
	1,030,000	3.46	$0.54

During the current period no stock options have been granted. The Company granted 775,000 stock options to employees and 215,000 stock options to consultants during the year ending December 31, 2003. The Company has recorded $75,308 of compensation expense relating to stock options granted to consultants in the year ended December 31, 2003 (2002 - $Nil). The Company has elected to measure compensation costs for employee stock options whereby no compensation expense was recognized when the stock options are granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows:

	Year ended	Year ended
	December 31, 2003	December 31, 2002

Loss for the year as reported	$ (837,539)	$ (122,631)
Additional compensation expense	(248,128)	-
Pro forma loss	$ (1,085,667)	$ (122,631)

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.08)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2003:

Risk-free interest rate

3.76%

Expected life of options

5 years

Annualized volatility

63%

Dividend rate

0.00%

No options were granted in 2002.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted to common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted to common shares	(1,053,750)	0.39
Balance at September 30, 2004	2,612,255	$ 0.72

(d)

Shares held in escrow

As a result of the completion and approval of the Company's Qualifying Transaction on April 15, 2003, the 1,500,000 of the Company's common shares held in escrow are to be released as to one-third on each of April 15, 2004 (released), 2005 and 2006.

5.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or September 9, 2003. Each common share purchase warrant is exercisable into one common share of the Company at $0.20 per share until September 9, 2004.

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or December 20, 2003. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2003	2002	2001

Statutory tax rate	37.60%	39.60%	45.60%
Recovery of income taxes computed at
standard rates	$ 314,915	$ 48,561	$ 127,515
Non-taxable portion of capital loss	-	(700)	(56,715)
Non-deductible expenses	(28,316)	-	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,603)	-	-
Future tax benefits not recognized in
the period that the loss arose	(284,996)	(47,861)	(70,800)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2003	2002

Operating loss carry forwards	$ 323,750	$ 64,768
Capital losses carried forward	44,100	49,979
Less valuation allowance	(367,850)	(114,747)
	$ -	$ -

At December 31, 2003, the Company has non-capital loss carry-forwards of $925,000, expiring between 2006 and 2010, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

Nine Month Period ended September 30, 2004
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Adargas	Cinco de Maya	Total

Acquisition costs of mineral rights
Balance, beginning of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ -	$ -	$1,314,678
Incurred during year	1,705	542,342	784,113	19,128	44,595	197,190	190,658	$ 1,779,731
Balance, end of period	$ 896,084	$ 715,876	$ 965,925	$ 40,647	$ 88,029	$ 197,190	$ 190,658	$ 3,094,409

Deferred exploration costs
Camp costs	$ 43,894	$ 55,008	$ 16,600	$ -	$ 10,444	$ 14,230	$ -	$ 140,176
Drilling	289,581	-	191,968	104,239	-	236,096	-	821,884
Geochemical	2,369	12,117	22,853	-	4,344	-	300	41,983
Geological	185,860	312,673	72,508	1,813	25,838	31,849	4,215	634,756
Geophysical	-	-	-	-	-	-	-	-
Maps, fees and licenses	54,357	23,232	31,368	7,955	4,441	4,994	196	126,543
Research	-	-	-	-	-	-	-	-
Travel	23,617	25,259	58	-	1,510	5,568	10,443	66,455
Transport and shipping	125	-	-	-	39	12	-	176
Site administration	28,850	19,609	6,338	-	3,909	5,484	-	64,190
	628,653	447,898	341,693	114,007	50,525	298,233	15,154	1,896,163
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of period	$ 1,773,985	$ 783,691	$ 900,149	$ 131,968	$ 50,525	$ 298,233	$ 15,154	$ 3,953,705

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

Three Month Period ended September 30, 2004
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Adargas	Cinco de Maya	Total

Acquisition costs of mineral rights
Balance, beginning of quarter	$ 895,247	$ 557,701	$ 747,366	$ 40,624	$ 45,793	$ 11,592	$ 6,524	$2,304,847
Incurred during quarter	868	158,175	218,559	23	42,236	185,598	184,134	$ 789,562
Balance, end of quarter	$ 896,084	$ 715,876	$ 965,925	$ 40,647	$ 88,029	$ 197,190	$ 190,658	$ 3,094,409

Deferred exploration costs
Camp costs	$ 20,588	$ 12,017	$ -	$ -	$ 10,216	$ -	$ -	$ 42,821
Drilling	120,124	-	-	104,239	-	-	-	224,363
Geochemical	727	2,153	-	-	4,344	-	300	7,524
Geological	57,761	72,446	-	-	23,138	(2,328)	4,215	155,232
Geophysical	-	-	-	-	-	-	-	-
Maps, fees and licenses	37,551	9,001	18,438	-	3,230	-	196	68,416
Research	-	-	-	-	-	-	-	-
Travel	7,647	6,601	-	-	28	-	10,443	24,719
Transport and shipping	64	-	-	-	-	-	-	64
Site administration	10,370	2,271	-	-	1,549	-	-	14,190
	254,832	104,489	18,438	104,239	42,505	(2,328)	15,154	537,329
Balance, beginning of quarter	1,519,153	679,202	881,711	27,729	8,020	300,561	-	3,416,376
Balance, end of quarter	$ 1,773,985	$ 783,691	$ 900,149	$ 131,968	$ 50,525	$ 298,233	$ 15,154	$ 3,953,705

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 582,058 common shares have been issued.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007; and

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 745,997 common shares have been issued.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement, which has been accepted by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$55,000 has been paid) by July 26, 2009; and

ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009; and

iii)

issue a finder's fee of 25,000 common shares of the Company

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Adargas Property

Lagartos has entered into an agreement, which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009; and

ii)

issue 75,000 common shares of the Company, (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009;

(g)

Cinco de Mayos Property

Lagartos has entered into an agreement, which is subject to acceptance by the TSX

Venture Exchange, which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009; and

ii)

issue 75,000 common shares of the Company, (all have been issued) ; and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009;

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

8.

RELATED PARTY TRANSACTIONS

For the period ended September 30, 2004 the Company's president received $72,090 in compensation for legal and management services (2003 - $72,683).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the period ended September 30, 2004 the Company paid PTM $114,077 under the common service agreement (2003 - $49,928).

9.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property (US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos (US$5,000)	7,500
Finders' fee shares	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

September 30, 2004

9.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")(continued)

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, MAG paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced future required option payments and work commitments described in Note 7 (a). This also eliminated a net smelter return royalty obligation.

The acquisition is accounted for using the purchase method. An allocation of the purchase price is as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

10.

SUBSEQUENT EVENTS

Subsequent to September 30, 2004, the Company:

(a)

Issued a total of 44,000 common shares at $0.40 per share on the exercise of warrants.

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	COLORADO OFFICE Suite 104 10 Inverness Drive East Englewood CO 80112	303 799 9015 phone 303 799 9017 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

The attached statements have not been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Supplementary Information

For the Period ended September 30, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Refer to Financial Statements for details

2.

RELATED PARTY TRANSACTIONS

For the period ended September 30, 2004 the Company's president received $72,090 in compensation for legal and management services (2003 - $72,683).

During the period ended December 31, 2003 the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the nine month period ended September 30, 2004 the Company paid PTM $114,077 under the common service agreement (2003 - $49,928)

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Refer to Financial Statements Note 4b for details.

a)

Summary of securities issued during the quarter:

Issue Date	Security Type	Type of Issue	Number Issued	Price	Total Proceeds	Consideration Type
July 21/04 - Sept. 1/04	Common Shares	Warrants Exercised	412,500	$0.20	$82,500	Cash
Aug. 25/04	Common Shares	Warrants Exercised	25,000	$0.40	$10,000	Cash
July 9/04	Common Shares	Warrants Exercised	50,000	$0.75	$37,500	Cash
Aug. 13/04	Common Shares	Property Option	499,150	$0.62	$309,473	Non Cash
Aug.5/04 - Sept. 8/04	Common Shares	Property Option	150,000	$2.00	$300,000	Non Cash

Refer to Financial Statements for details of securities issued to date.

b)

Options granted during the quarter:

Issue Date	Optionees	Number Issued	Exercise Price	Expiry Date
Nil

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)   Authorized and issued share capital at September 30, 2004:

Class	Par Value	Authorized	Issued and o/s	Amount
Common	N.P.V.	1,000,000,000	25,565,800	$11,453,087

b)  Options outstanding at September 30, 2004:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No. of Shares
Dave Pearce	April 19,2000	$0.20	April 19,2005	100,000
Dave Pearce	April 15,2003	$0.50	April 15,2008	75,000
Eric Carlson	April 15,2003	$0.50	April 15,2008	75,000
George Young	April 15,2003	$0.50	April 15,2008	175,000
R. Michael Jones	April 15,2003	$0.50	April 15,2008	175,000
Consultant	April 15,2003	$0.50	April 15,2008	75,000
Dave Pearce	May 12,2003	$0.70	May 12,2008	50,000
Eric Carlson	May 12,2003	$0.70	May 12,2008	50,000
George Young	May 12,2003	$0.70	May 12,2008	50,000
R. Michael Jones	May 12,2003	$0.70	May 12,2008	50,000
Frank Hallam	May 12,2003	$0.70	May 12,2008	75,000
Consultants	May 12,2003	$0.70	May 12,2008	80,000

c)

Warrants outstanding at September 30, 2004:

The following warrants are exercisable into one common share of the Company as follows:

No. of Warrants	Exercise Price	Expiry Date
183,000	$0.40	December 20, 2004
16,000	$0.50	April 15, 2005
2,413,255	$0.75	April 15, 2005

d)

Shares in escrow or subject to pooling restrictions at September 30, 2004:

1,180,000 Common Shares in escrow

5.

LIST OF DIRECTORS AS AT THE DATE THIS REPORT WAS SIGNED AND FILED:

George S. Young	David Pearce
Eric Carlson	R. Michael Jones

6.

LIST OF THE OFFICERS AS AT THE DATE THIS REPORT SIGNED AND FILED:

George S. Young, President and Chief Executive Officer
Dave Pearce, Corporate Secretary
Frank Hallam, Chief Financial Officer

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

At the time of writing the Company continues to conduct exploration programs on its properties in Mexico, such as rehabilitation work on existing underground workings on the Don Fippi property, and drilling at the Lagartos property. The Company remains in strong financial condition as a result of the April 15, 2003 financing as described above and the exercise of share purchase warrants during and subsequent to the Company's September 30, 2004 quarter end.  The Company continues to follow its business plan as set forth in April 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenues

During the period ended September 30, 2004 the Company earned interest income of $55,388 (2003 - $47,317) on short-term investments and cash on hand. The only other items realized by the Company during the period were recoveries of $7,069 (2003 - $3,591) Cash at September 30, 2004 amounted to $2,293,676 (September 30, 2003 - $4,402,571).

General and Administrative Expenses

Interest earned and recoveries received during the period of $62,457 (2003 - $50,908) was applied as a reduction to general and administrative expenses of $535,755 (2003 - $585,974), resulting in an operating loss for the period of ($473,298) (2003 - ($535,066)).

During 2004 expenses have leveled off and are remaining fairly level in comparison with 2003. Expenses in 2003 rose in comparison with 2002, which was related to the Company's active status and the costs of identifying and completing the Company's Qualifying Transaction in April 2003. The Company had also incurred additional professional fees during the period for the preparation and filing of a Form 20F Registration Document with the United States Securities and Exchange Commission.

Travel and accommodation expenses for the period totaled $46,342 (2003 - $81,761), management and consulting fees totaled $123,905 (2003 - $156,459). Consulting and management fees have been paid to three individuals including one director. (See related party transactions).

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

Services provided by the company's president, the company's lawyer, consulting geologists include project management, investor relations, legal, geological and administrative services. Such services were originally budgeted for within "general and administrative costs" in the Company's Prospectus dated March 31, 2003, however, the scope and nature of the Company's activities since that time have necessitated an increase in management services than originally budgeted for. During the nine months ending September 30, 2004 legal fees amounted to $67,954 (2003 - $79,844), filing fees totaled $25,332 (2003 - $35,374), shareholder relations totaled $78,443 (2003 - $39,692) while accounting and audit expenses totaled $78,643 (2003 - $64,570). Bank charges and interest totaled $2,649 (2003 - $14,965). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Revenues	Nil	Nil	Nil
Net Income (Loss)	($837,539)	($122,631)	($279,639)
Net Income (Loss) per Share	($0.06)	($0.08)	($0.19)
Total Assets	$8,534,794	$408,125	$110,904
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Earnings (Loss)	Net Loss per share
September 30, 2004	Nil	(112,109)	0.01
June 30, 2004	Nil	(264,813)	0.01
March 31, 2004	Nil	(113,132)	0.01
December 31, 2003	Nil	(302,473)	0.01
September 30, 2003	Nil	(260,541)	0.01
June 30, 2003	Nil	(175,055)	0.01
March 31, 2003	Nil	(99,470)	0.03
December 31, 2002	Nil	(71,745)	0.04

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

Trend Information

Other than the obligations under the Company's property option agreements set out in Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2005. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2005, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Tabular Disclosure of Contractual Obligations (in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	$4,500,000	$300,000	$2,000,000	$2,200,000	Nil
Guigui Property	$3,000,000	$150,000	$1,650,000	$1,200,000	Nil
Sierra Ramirez Property	$2,255,000	$130,000	$550,000	$1,575,000	Nil
Adargas Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Cinco de Mayo Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Total	$13,755,000	$980,000	$5,600,000	$7,175,000	Nil
Office Lease	$186,984	$62,328	$124,656	Nil	Nil

Other Items

During the period the Company did not write down or abandon any mineral property. No material capital equipment was purchased or disposed of. The Company does not pay any person for marketing or investor relation services. The Company has attended seminars and from time to time and does visit brokers, market analysts and investors who request information about the Company's business. The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

In 2003 the MAG completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses MAG's Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has now been drilled by MAG, and further work is recommended. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments. This also eliminates a net smelter return royalty obligation.

Resource Expenditures

During the first three quarters of 2004 the Company incurred $1,779,731 ($289,791 in cash and $1,489,940 in shares, being 628,905 common shares @ $1.40; 499,150 common shares @ $0.62; and 150,000 common shares @ $2.00) in property acquisition costs.  Exploration expenditures in cash for the first nine months amounted to $1,896,163. The majority of costs relate to the four drilling programs at Juanicipio $628,653; Lagartos $114,007; Guigui $341,693; Adargas $298,233, as well as the mine rehabilitation program at the Don Fippi property where the Company has spent $447,898 in preparing the property for a drill program in the fall of 2004. A total of $821,884 has been spent on rotary diamond drilling in the first nine months of the year.

During 2003 a total of 6,147 metres were drilled on seven different holes at the Juanicipio property. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres at an actual cost of $1,132,731, due to the nature, extent and grade of the mineralization encountered and in order to better delineate the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $184 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies (See Press Release of November 13, 2003).

Phase 2 exploration activities took place in the spring and summer of 2004, following the completion and evaluation of Phase 1 drilling, at its 100% controlled Juanicipio project. Exploration work included detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 kilometre lateral continuations of the drilled structures. The Company ran approximately 6 kilometers of new NSAMT geophysics along wider vein segments to help define targets in the silver dominant zones prior to drilling 2 holes. Hole # 8 was drilled to a depth of 700m and hole # 9 was drilled to a to a depth of 748m. A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short Wave Infra Red (SWIR) survey on surface alteration outcrops and core to

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company has just finished drilling two holes at the adjoining Lagartos property. Hole #10 was drilled to a depth of 764m and hole #11 to a depth of 774m to test its theory of the projected extension of the regional "Fresnillo Trend". During 2003 the Company staked these claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim. The drilling took place after the property was mapped and sampled throughout the 5 claims. The Company ran approximately 30 kilometers of new NSAMT geophysics over the projected extension of the regional "Fresnillo Trend". A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short Wave Infra Red (SWIR) survey on surface alteration outcrops and core to characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the first three quarters the Company incurred approximately $447,898 ($783,691 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. The Company has performed initial geologic mapping and sampling of the district.  The Company has rehabilitated roughly 600 meters of the 2.5 kilometer long Porfirio Diaz Tunnel and the 400 meter Santo Domingo Tunnel.  A detailed structural analysis of the property was performed as well as NSAMT and UTM geophysics. Drill targets have been identified and the drill permitting process has been completed.

Drilling began on October 20, 2003 on its 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico. The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property. The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diameter that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of 2003 for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

During 2003 the Company announced that it has entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt. Compilation of previous exploration results has begun for the Cinco de Mayo project to guide design of orientation geophysical surveys and biological sampling.

Phase 1 drilling at the Adargas property consisted of four holes, totaling approximately 2,000 metres. This drilling was completed in June of 2004. The cost of this drilling program totaled $298,233 to September 30, 2004. The Company is waiting for results of a downhole BHUTM survey of both MAG and two 1997 holes drilled by a predecessor, one of which cut 20 centimetres of Zn-Pb-Ag massive sulfides developed along the same contact.

During 2004 the Company has initiated geological reconnaissance and verification of previous data, as well as lay out a biochemical sampling program at the Cinco de Mayo property.

During 2004 the Company has executed initial reconnaissance mapping and sampling of the district at the Sierra Ramirez property.

All of the previous expenses were deferred. There were no mineral properties written down during the period or in 2003. A complete table of mineral property costs can be found in Note 7 of the Company's Financial Statements for the period ended September 30, 2004.

3.

SUBSEQUENT EVENTS

Subsequent to September 30, 2004, the Company:

(a)

Issued a total of 44,000 common shares at $0.40 per share on the exercise of warrants.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the company has received approximately $3,400,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company has generally followed its budgeted use of proceeds shown in the Company's Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

The Company has completed aerial photography of the historic Batopilas Mine and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the first three quarters of 2004 the Company has incurred approximately $447,898 ($783,691 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. MAG plans to commence drilling at Batopilas during 2004 following additional exploration work in the fall of 2004.

The drill program at the Guigui property, which was initiated in 2003 and finished in February of 2004 had a total of 4,576 metres drilled over 6 different holes. Of the final three holes which were drilled in January and February 2004, one hole was drilled in the central Guigui area while the other two were drilled in the eastern Guigui area south of the San Antonio.  The Company also ran downhole UTM surveys in all 6 of the holes drilled. Environmental rehabilitation of drilling areas was also completed. Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico. Santa Eulalia is another historic district that has produced at least 450 million ounces of silver over the last 300 years, but the Guigui area has never been explored.

General and administrative expenses for the nine month period totaled $535,755 (2003 - $585,974), net of interest and recoveries of $62,457 (2003 - $50,908). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $78,443 (2003 - $39,692). The increase was due to the increased level of activity to accommodate the level of interest in the company. Management and consulting fees to September 30, 2004 totaled $123,905 (2003 - $156,459).  Office and administration totaled $90,860 (2003 - $55,808), the increase in office and administration costs is due to the company having a services agreement with Platinum Group Metals Ltd. who provide full time office administration.

The Company has completed a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F). The company incurred approximately $75,000 in the current year and at least $225,000 in total, on accounting and legal costs relating to this goal. Accounting and legal costs totaled $146,597 (2003 - $144,414) for the nine month period ending September 30, 2004, which includes the $75,000 mentioned above for the United States Securities and Exchange Commission ("SEC") Registration (Form 20-F). Legal opinions on property acquisitions carried out during the period have made up the majority of the balance of legal expenses.

During the nine month period ended September 30, 2004 the Company paid stock exchange and filing fees of $25,332 (2003 - $35,374). A net translation adjustment gain of $58,266 (2003 - loss of $22,565) was incurred during the same period, which is attributed to the rise in the value of mineral properties in the Company's subsidiary Minera Los Lagartos which are accounted for in Mexican pesos and then translated into Canadian dollars on consolidation. A gain occurs as the Mexican pesos gains strength against the Canadian dollar. Transfer agent costs totaled $13,671 (2003 - $12,986). Travel, lodging and related expenses for the management of the company amounted to $46,342 (2003 - $81,761) as the Company attended many trade shows across North America.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2004

5.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended September 30, 2004.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

6.

LIQUIDITY AND SOLVENCY

Although, the expenses incurred have been higher than the original budgeted amounts, the Company has experienced a higher than expected volume of exploration, market and financial activity do to the results of its drilling and exploration program at its Mexican properties.

The Company had $2,711,827 in working capital as at September 30, 2004 compared to $4,503,242 at September 30, 2003. In the opinion of management of the Company, the Company is able to meet its ongoing obligations as they become due. Management refers the reader to the contents of the Financial Statements for the period ended September 30, 2004, the audited Financial Statements for the period ended December 31, 2003, as well as the subsequent events section above.

Expenses incurred during the quarter ended September 30, 2004 are the result of ongoing general and administrative expenses, the acquisition of Lagartos and resource property expenditures.

Current liabilities of the Company at September 30, 2004 amounted to $103,019, mostly being attributable to accrued exploration expenses.

The Company does not currently have sufficient working capital to perfect all of its properties and based on exploration results will select certain properties to complete the optimal purchase arrangements on.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, George S. Young, President and CEO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2004

"George S. Young"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2004

   "Frank R. Hallam"

Chief Financial Officer